Exhibit 11.1

REDHILL BIOPHARMA LTD.

GUIDELINES FOR THE HANDLING OF CORPORATE INFORMATION TO AVOID
INSIDE INFORMATION LIABILITY

These guidelines relate to the handling of material non-public information and are designed to promote compliance with securities laws by the members of the board of directors, executive officers, employees, and consultants who are team members identified by the Chief Executive Officer (the “CEO”) of RedHill Biopharma Ltd. (the “Company”), as well as other Company consultants identified by the CEO as having access to material non-public information (for the purposes of these guidelines, together with the Company directors, executive officers, employees and consultants who are team members, hereinafter together referred to as the “Associates”).

I.Legal Background

Both Israeli and U.S. federal laws seek to ensure that all investors in shares, options, bonds, etc. (“Securities”) of a public company have timely and equal access to material information concerning such a company when making a decision to buy or sell that company’s Securities. The purchase or sale of Securities while in possession of material non-public information relating to the issuer of the Securities or the selective disclosure of such information to others (“Tipping”) is prohibited under Israeli and U.S. federal laws.

II.Policy Statement

In order to avoid even the appearance of improper conduct on the part of any Company Employee, the Company has adopted the following policy statement (“Policy Statement”):

An Employee of the Company who has access to Inside Information (as defined below) relating to the Company (an “Insider”) may not buy or sell Securities of the Company, directly or indirectly, while in possession of such information and may not engage in any other action which may result in an advantage when using such information or passing such information to others. This Company Policy Statement also applies to Inside Information relating to any other company with which the Company has business relationships, including customers or suppliers.

These restrictions also extend to an Insider’s Family Members (“Family Members”, including a spouse, brothers, sisters, parents, grandparents, descendants, spouse’s descendants and the spouse of any of the above), as well as any trust, corporation or other association which the Employee or his/her Family Members control.

This Policy Statement includes the following restrictions:

1.	No Trading in Company Securities when in Possession of Inside Information

During the time when there may be Inside Information affecting the Company that has not yet been disclosed to the general public (for example, because such information concerns transactions that have not been completely finalized or confidential negotiations with third parties), any Employee of the Company who has access to such Inside Information must refrain from trading in the Company’s Securities so long as such information has not been disclosed to the general public.

2.	Prohibition against “Tipping”

Company Associates have a duty not only to refrain from making personal use of Inside Information, but also to refrain from passing such information to outsiders (except in the course of properly conducting business activities on behalf of the Company). Breach of the prohibition against Tipping may, under certain circumstances, result in liability both for the recipient of the Inside Information who uses Inside Information to trade advantageously in the Company’s Securities and for the Employee who makes the prohibited disclosure (even if the Employee does not share any profit realized by the recipient of the Inside Information nor otherwise receives any benefit from such information).

III.	Definition of “Inside Information”

If an Insider possesses material non-public information relating to the Company, the Company’s development or expected development, any change or expected change of the Company’s situation or any other information which, had it become public, could materially affect the trading price of Company’s securities, such information shall be deemed to be “Inside Information”. Generally, Inside Information has three defining characteristics: (1) it concerns or is related to the Company, (2) it is non-public, and (3) it is material.

Material information is any information which a reasonable investor would consider important in making a decision to buy, hold or sell securities. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight.

The following are common examples of information that will frequently be regarded as material: annual or quarterly financial results, projections of future earnings or losses, news of a pending or proposed merger, acquisition or tender offer, news of a significant sale of assets or the disposition of a subsidiary, changes in dividend policies or the declaration of a stock split or the offering of additional Securities, major management changes, significant new products, discoveries or study results, financial liquidity problems, major business developments, information about possibility of insolvency of company or any affiliate, major employment conflicts, information regarding legal procedures, and gain or loss of a substantial customer or supplier; Either positive or negative information may be material.

Additionally, under Israeli regulations, when a “Key Insider” (as defined below) sells a company’s Securities within three months following the purchase of such Securities, or alternatively, when a Key Insider purchases Securities within three months following the sale of such Securities, a rebuttable presumption arises that the Key Insider used Inside Information. A Key Insider is an officer or anyone who fills the position of an officer, a Family Member of an officer, a shareholder who holds 5% or more of the Company’s securities or voting rights or can appoint at least one director, or a corporation who is controlled by them.

IV.Consequences of Violations

The purchase or sale of Securities by an Insider while in possession of Inside Information or the disclosure of Inside Information to others who then trade in the Company’s Securities is prohibited by Israeli and U.S. federal laws. Punishment for insider trading violations is severe and could include significant fines and imprisonment. Enforcement also extends beyond the individuals who trade, or who tip Inside Information to others who trade. Specifically, U.S. federal securities laws impose liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel.

In addition, an Employee’s failure to comply with this Policy Statement may subject such Employee to Company-imposed sanctions, including dismissal for cause, whether or not the Employee’s failure to comply results in a violation of law. Needless to say, a violation of law, or even an investigation that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a career.

V.Procedures to Preserve Confidentiality

Each individual who has access to Inside Information should exercise the utmost caution in keeping the necessary confidentiality of that information. No Inside Information should be disclosed to any third party, except when clearly necessary or authorized in connection with the Company’s business. As a general rule, Associates should not expose any document, memo, e-mail, report or any other instrument containing confidential information, to any unauthorized third party and should consider their immediate surrounding when handling confidential information.

Associates should take every practicable step to preserve the confidentiality of information. For example:

●	Do not discuss material information in public places (such as elevators, hallways, restaurants, airplanes and taxicabs) or any place where the discussion can be overheard.
●	Do not gossip about confidential information.
●	Do not read confidential documents in public places where others can view them and do not discard them where they can be retrieved by others.
●	Do not carry confidential documents in public places in a manner in which they can be viewed by others.
●	Beware of the carrying quality of conversations conducted on speaker telephones in offices, and the potential for eavesdropping on conversations conducted on car or airplane telephones, mobile devices, tablets, etc.
●	Do not leave confidential documents in unattended conference rooms; do not leave confidential documents behind when the meeting is over.
●	Cover confidential documents in private offices before leaving the room; do not leave confidential papers lying where others can see them.
●	Be careful when giving out the whereabouts of Associates who are out of the office or revealing the presence of visitors to the office. The mere knowledge of a meeting taking place or the destination of a trip may reveal something confidential.

●	Under no circumstances are Associates to provide confidential Company documents or confidential information in any format to third parties without express consent of their supervisor. This includes, but is not limited to, any confidential Company documents relating to customers, competitors or suppliers of the Company.

A list such as the one above can only be suggestive. It is the responsibility of each Employee to take every practicable step appropriate to preserve the confidentiality of information.

Any Employee who becomes aware of a leak or a potential leak of non-public information, whether inadvertent or otherwise, should report the incident immediately to Razi Ingber, CFO, at razi@redhillbio.com (“CFO”) or at +972-3-541-3131.

If someone outside the Company, such as the news media or a securities analyst or investor, asks you questions, either directly or through another person, do not attempt to answer them. Associates should obtain the name of the person making the inquiry and immediately notify the CFO (as defined above).

VI.Limitations on Trading

1.Prohibition of Speculative Transactions

Associates and their Family Members are prohibited from making short sales (selling Company’s Securities not yet owned by the seller) or engaging in transactions involving puts, calls and/or other types of options in Company’s Securities, including, but not limited to, equity swaps and similar derivative transactions, at any time, unless the CFO has expressly authorized such transactions in advance in writing.

2.Pre-Clearance Procedure

Associates who intend to engage in any transaction involving the Company’s Securities, must first pre-clear the transaction with the CFO, and in the CFO’s absence, the Company’s chief executive officer. The CFO himself is advised to first consult with the Company’s chief executive officer if he intends to engage in any transaction involving the Company’s Securities.

Irrespective of the pre-clearance procedure, Associates shall not engage in any transactions in the Company’s Securities during the Blackout Periods (defined below).

3.Blackout Periods

Because Associates may be deemed likely to have advance access to periodic financial and other material non-public information, the Company has established regular “Blackout Periods” to further restrictions on Securities trading by Company Associates.

3.1	Quarterly Blackout Periods

Due to the potential impact of the release of financial information at the end of each fiscal quarter on the price of Company’s Securities, Associates with access to sensitive financial information who trade near the end of a fiscal quarter incur greater risks of being party to a future inquiry and/or lawsuit than other Associates, based on allegations that they are trading on Inside Information. To provide a measure of security with a view to preventing inadvertent violations and avoiding even the appearance of an improper transaction, the Company has instituted quarterly Blackout Periods subject to the trading restrictions outlined below.

A quarterly Blackout Period will commence seven days prior to the end of the Company’s fiscal quarter Israel time and end after the first full trading day in the U.S. after the public announcement of the Company’s financial reports for that fiscal quarter.

3.2	Special Blackout Periods

Additional Special Black-out Periods may be imposed or existing Blackout Periods may be extended. Usually this will occur when the Company is considering imminent significant decisions, for example, a public offering of Company Securities, an acquisition or a major commercial transaction, or when there is a major development in a Company R&D activity. At those times Associates will receive a separate communication from the Company advising them of the commencement of a special Blackout Period or extension of a regular Blackout Period. Special Blackout Periods will end one full trading day in the U.S. after the public announcement by the Company of the relevant event or on such other date determined by the CFO.

3.3	No Trading during Black-Out Periods

During a Blackout Period, all Associates or specific Associates as indicated in the decision, must refrain from buying or selling Company Securities.

4.Exceptions

This Policy Statement does not apply to holding and/or exercising for cash of (i) options or other derivative securities granted to an Employee according to the Company’s option plans or any other incentive plans adopted by the Company or (ii) warrants or other derivative securities issued by the Company because the other party to the transaction is the Company and the price does not vary with the market but is fixed by the terms of the option agreement, warrant, or other derivative securities or plan, as the case may be (in each case not including a sale of underlying shares).

In addition, trades in the Company’s Securities that are executed pursuant to an approved 10b5-1 plan are not subject to the restrictions set forth herein relating to pre-clearance procedures and Blackout Periods.

VII.Post-Termination Transactions

The trading prohibitions and restrictions set forth in these guidelines continue to apply to Associates following the termination of any such Employee’s service or employment with the Company until all material, non-public information possessed by such Associates has become public or is no longer deemed Inside Information.

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